Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184
November 29, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Re:	Euroholdings Ltd. Draft Registration Statement on Form 20-F Filed September 24, 2024 CIK No. 0002032779

Dear Ms. Rios:
Reference is made to the draft registration statement on Form 20-F (the “20-F”) of Euroholdings Ltd. (the “Company”) that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 24, 2024. By letter dated October 22, 2024 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the draft registration statement on Form 20-F. Amendment No. 1 to the draft registration statement on Form 20-F (the “Amendment No. 1 to the DRS”), which responds to the Staff’s comments contained in the Comment Letter, is today being filed by the Company with the Commission via EDGAR
On behalf of the Company, we respond to the Staff’s comments contained in the Comment Letter as set forth below. The following numbered paragraphs correspond to the numbered comments in the Comment Letter. Any capitalized terms used herein but not defined shall have the meaning ascribed to them in Amendment No. 1 to the DRS.
Draft Registration Statement on Form 20-F

Forward Looking Statements, page 5

1.
We note your reference to the safe harbor protections for forward-looking statements as set forth in the Private Securities Litigation Reform Act of 1995 and your disclosure that you desire to take advantage of these safe harbor provisions. Please note that this safe harbor is not available for issuers that are not currently subject to the reporting requirements of Sections 13(a) or 15(d) of the Securities Exchange Act. Please remove these references and revise your disclosure accordingly.

The Company advises the Staff that it has removed the references to the Private Securities Litigation Reform Act from the Forward-Looking Statement section of the Amendment No. 1 to the DRS.

U.S. Securities and Exchange Commission
Euroholdings Ltd.
November 29, 2024

Item 3. Key Information
B. Capitalization and Indebtedness, page 9

2.
We note that you provide your capitalization and indebtedness as of December 31, 2023. Please revise your disclosure to provide a statement of capitalization and indebtedness as of a date no earlier than 60 days prior to the date of the document. Refer to Item 3.B of Form 20-F.

The Company advises the Staff that it has updated the statement of capitalization and indebtedness to reflect balance sheets as of June 30, 2024. According to the International Reporting and Disclosure Issues in the Division of Corporation Finance from November 1, 2004 and the Division of Corporation Finance’s Financial Reporting Manual, Section 6270, Item 3.B of Form 20-F requires a capitalization table prepared as of a date within 60 days of the effectiveness of a registration statement. However, Item 8 permits the most recent balance sheet (from which a capitalization table is ordinarily derived) to be as much as 9 months old. Consistent with historical practice, the Staff will not object if a foreign private issuer presents its capitalization table as of the same date as the most recent balance sheet required in the registration statement. The Company further advises the Staff that it has included disclosure on page 8 of Amendment No. 1 to the DRS to reflect that there have been no significant changes since the date of its most recent balance sheet.

Pro Forma/Earnings per Common Share, page 9

3.	Please revise your calculation to present pro forma earnings per common share for the year ended December 31, 2023 as opposed to December 31, 2022.

The Company advises the Staff that it has updated its pro forma earnings per common share calculation in the Amendment No. 1 to the DRS.

D. Risk Factors
Certain of our shareholders will hold shares of Euroholdings in amounts to give them a significant percentage of the total outstanding, page 28

4.
We note your disclosure on page 95 that entities affiliated with the Pittas family hold 57.4% of your voting power. Please revise to disclose whether the Pittas family and its affiliates will have voting control over the company. Please also address whether you will be a “controlled company” as defined under the relevant Nasdaq listing rules and, if so, whether you intend to rely on "controlled company" exemptions. To the extent you will be considered a "controlled company," please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

The Company advises the Staff that it has expanded its existing risk factor “Certain of our shareholder will hold…. significant percentage of the total outstanding” to include disclosure that the Pittas family and its affiliates will hold 57.6% of the Company’s voting power and will have voting control over the Company. Additionally, the Company added a risk factor on page 44 of the Amendment No. 1 to the DRS disclosing that it will be considered a “controlled company” as defined under the Nasdaq listing rules and has elected not to rely upon the “controlled company” exemption available under the Nasdaq listing rules.

U.S. Securities and Exchange Commission
Euroholdings Ltd.
November 29, 2024

We are an “emerging growth company” and we cannot be certain that the reduced disclosure and other requirements, page 42

5.
Please expand your disclosure to identify those exemptions and scaled disclosures which overlap with the ones available to you as both a foreign private issuer and an emerging growth company and to clarify the extent to which you will continue to enjoy any exemptions and scaled disclosures as a result of your status as a foreign private issuer once you no longer qualify as an emerging growth company.

The Company advises the Staff that is has included a risk factor titled “As a ’foreign private issuer‘ under the rules and regulations of the SEC, the Company will be, permitted to, and may, file less or different information with the SEC than a company incorporated in the United States or otherwise not filing as a ’foreign private issuer,’ and may follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to U.S. issuers, even if the Company no longer qualifies as an ’emerging growth company’” on page 38 of Amendment No. 1 to the DRS.

Future sales of our common stock could cause the market price of our common stock to decline, page 49

6.
We note your disclosure at page 99 that you have entered into a registration rights agreement with Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Family United Navigation Co., pursuant to which you will grant [them] the right, under certain circumstances and subject to certain restrictions, to require you to register under the Securities Act shares of your common stock held by them. Please expand this risk factor to quantify the number of shares subject to such registration rights and address related risks.

The Company advises the Staff that it has expanded the referenced risk factor in the Amendment No. 1 to the DRS to include discussion of the number of shares subject to the registration rights agreement and related risks.

Item 4. Information on the Company Our Customers, page 54

7.
We note that your top two customers accounted for approximately 86% of your revenues in 2023. Please revise to provide a more detailed description of your relationships with these customers and whether such relationships involves long term agreements or arrangements. Please describe the material terms of any such agreements or arrangements. To the extent you are substantially dependent on any agreement with these customers, file the agreement as an exhibit. If you believe you are not substantially dependent on any such agreement, please explain why. Refer to Instruction 4(b)(ii) of the Instructions to Exhibits of Form 20-F.

The Company has included additional disclosures relating to its current charter agreements and its plan to operate its vessels over the near to medium term.

The Company has also considered whether the customer contracts need to be filed as exhibits to the 20-F and, for the reasons set forth below, believes that filing of the contracts is not required. The Company has not included its time charter agreement as an exhibit to the Draft Registration Statement, because the Company believes that its entry into its time charter agreements was in the ordinary course of business at prevailing market terms at the time of entering into them, and the Company does not consider them to be contracts upon which its business is substantially dependent within the meaning of the 20-F Instructions. The Company believes that if its time charter agreements were to be terminated, the Company could replace such agreements with new charter agreements in a relatively short period of time. In addition, when its time charters expire, the Company expects to procure new employment for its vessel immediately following such expiration at prevailing market rates.  While the Company is dependent on its charter parties as its principal source of revenue, the Company believes that in the current charter market it could replace its existing time charter contracts with charters on terms substantially similar to the Company as the existing charters.

U.S. Securities and Exchange Commission
Euroholdings Ltd.
November 29, 2024

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations of Euroholdings Ltd. Predecessor
Year ended December 31, 2023 compared to the year ended December 31, 2022, page 78

8.
You disclose time charter revenue declined during the year ended December 31, 2023, primarily related to your vessel “M/V Aegean Express”, which while it was drydocked and being repaired during January 2023, had its three-year charter at a gross rate of $41,000 per day which had commenced on March 31, 2022, repudiated by the charterer with the vessel being able to secure replacement charters at a gross rate of $13,000 per day until August 2023, $9,000 per day until November 2023 and $7,000 per day thereafter as market rates had decreased in 2023. Please expand your disclosure to provide the underlying reasons or events that led to or caused the rate repudiation by the charterer.

The Company advises the Staff that it has expanded the disclosure to provide further details on the events that led to the rate repudiation by the charterer.

Other operating income, page 79

9.
On page 39 you state that you occasionally carry loss of hire insurance when your vessels are trading in areas where a history of piracy has been reported. We also note that you recorded $2.27 million of income related to loss of hire insurance for one of your vessels, M/V “Aegean Express” during the year ended December 31, 2023. Please expand your disclosure to further explain the nature of the gain recorded during the year ended December 31, 2023, providing details sufficient to understand the underlying reasons for the insurance recovery, quantification of any cash proceeds received and where the proceeds are reflected in your financial statements.

The Company advises the Staff that it has expanded the disclosure in Amendment No. 1 to the DRS to address the comment.

Item 6. Directors, Senior Management and Employees, page 87

10.	Please disclose the nature of any family relationships between any of your directors and executive officers. See Item 6.A.4 of Form 20-F.

The Company respectfully advises the Staff that the 20-F already includes disclosure of the familial relationship between Aristides P. Pittas and Aristides J. Pittas under “Item 6. Directors, Senior Management and Employees- A. Directors and Senior Management -Family Relationships.” There are no other family relationships between any of the directors or executive officers of the Company.

Item 7. Major Shareholders and Related Party Transactions A. Major Shareholders, page 95

11.	Please update your beneficial ownership table as of the most recent practicable date. Refer to Item 7.A of Form 20-F.

The Company advises the Staff that it has updated the beneficial ownership table in Amendment No. 1 to the DRS to be as of the most recent practicable date.

U.S. Securities and Exchange Commission
Euroholdings Ltd.
November 29, 2024

12.
Please revise your disclosure to identify the natural person(s) who have voting or investment control with respect to the shares held by Containers Shareholders Trinity Ltd., Friends Investment Company Inc., Eurobulk Marine Holdings Inc., and Family United Navigation Co. Refer to Item 7.A.3 of Form 20-F.

The Company advises the Staff that it has updated Amendment No. 1 to the DRS to identify the natural persons who have voting or investment control with respect to the shares held by the holders listed above.

B. Related Party Transactions, page 98

13.	Please revise your disclosure to describe the material terms of the Contribution and Conveyance Agreement, which you indicate in your exhibit index will be filed by amendment.

The Company advises the Staff that is has updated Amendment No. l to the DRS to include disclosure of the Company’s Contribution and Conveyance Agreement in the “Related Party Transactions” section.

Item 10. Additional Information A. Share Capital Preferred Stock, page 102

14.	Please revise to provide more detailed disclosure relating to rights, preferences, and restrictions attached to the Series A Participating Preferred Stock. See Item 10.B of Form 20-F.

The Company advises the Staff that it has updated the disclosure of the Series A Participating Preferred Stock and the related Stockholders’ Rights Agreement.

General

15.
We note the disclosure in your filing that your fleet consists exclusively of three elder vessels and that following the spin-off, the Parent will focus on modern, newly built vessels. We further note that you have entered into an agreement with the Parent pursuant to which the Parent will have a right of first refusal for any acquisition opportunities of containership vessels and that you will have a right of first offer with respect to any vessel sales by the Parent of vessels older than fifteen years of age. Please further describe the reasons for the spin-off transaction.

The Company advises the Staff that spinning off its elder vessels into a separate company will allow it to pursue different investment strategies and different distributions to shareholders for the Spin-off and the Parent. Management of each business will be able to set the appropriate performance indicators for its respective strategy and more effectively communicate it to investors and the financial community. Specifically, the Spin-off will focus on managing elder vessels, likely, operating them to the end of their economic life and providing significant distributions from its earnings as it has currently no debt financing and will, likely, require minimal financing in the future. The Parent will focus on operating vessels with lower environmental footprint by owning -on average- younger vessels, investing in retrofits of certain of its existing vessels to improve their efficiency and continuing its newbuilding program of modern, fuel-efficient containerships; it has funded its existing fleet and will fund its growth partly with debt financing and pursue a balanced distribution strategy in line with its industry peers. We expect for each of the Spin-off and the Parent to be valued better separately than if they continue operate together by offering more options to investors.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (202) 661-7150, Edward Horton at (212) 574-1265 (horton@sewkis.com), or Jenny Elberg at (212) 574-1657 (elberg@sewkis.com).

Sincerely,

/s/ Anthony Tu-Sekine
Anthony Tu-Sekine